[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

VIA EDGAR AND EMAIL

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions

Division of Corporation Finance
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549-3628

Re:      Temple-Inland Inc. Schedule 14D-9, filed July 18, 2011 (File No.:  005-34674)

Dear Mr. Hindin:

On behalf of our client, Temple-Inland Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that were set forth in the Staff’s letter, dated August 1, 2011, with respect to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.  Page references, where provided (unless otherwise indicated), are to the Schedule 14D-9 filing referenced above.

Perry Hindin
Office of Mergers and Acquisitions

Division of Corporation Finance
Securities and Exchange Commission
August 15, 2011

Reasons for Recommendation, page 16

1.      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis.  Please provide support for, and/or clearly characterize as an opinion or belief, the following statements:

•         “IP’s claims about the Offer price rely on valuation metrics from “precedent transactions” that involved underperforming assets that are not comparable.  In the letter dated May 27, 2011 and in its press release of July 11, 2011 announcing the Offer, IP references valuation metrics from other transactions that it seeks to portray as comparable.  However, none of those transactions related to acquired companies or operations that are comparable to Temple-Inland, with its industry-leading performance, high-quality assets, and low-cost structure.”  (page 18, emphasis added)

Response:  The Company has carefully reviewed the statement cited by the Staff.  The Company notes that the cited statement is contained within the section titled “Reasons for Recommendation” and relates to the basis for the recommendation of the Temple-Inland Board of Directors (the “Board”).  The Company believes that it is clear from the context of the statement that the reasons for the Board’s recommendation are based on the Board’s beliefs and not necessarily on matters of absolute fact.  In addition, the Company notes that within the section and preceding the cited statement, there are five references to the “Board believes” or words of similar import that clearly convey that the statements within such section are based on the Board’s beliefs.  The Company therefore does not believe that a reasonable investor could interpret the statement cited by the Staff as a matter of absolute fact.  In addition to the foregoing, the Board’s belief is supported by the views of unaffiliated industry analysts, copies of which the Company is providing the Staff on a supplemental basis, as well as by the information on Temple-Inland’s returns relative to that of other companies which are the subject of the statement cited above and which can be found on slide 10 of the Company’s investor presentation dated 20-Jun-2011 titled “UPDATED Response to International Paper’s Unsolicited Proposal”, a copy of which the Company is also providing the Staff on a supplemental basis.

•         “The Offer does not appropriately reflect the value of the fundamental changes in the industry, improving pricing, and the resulting ROI benefit for Temple-Inland, the third largest producer of corrugated packaging in North America, as the economy continues to recover.”  (page 20, emphasis added)

Response: The Company has carefully reviewed the statement cited by the Staff.  The Company notes that the cited statement is contained within the same section of the Schedule 14D-9 referred to in the immediately preceding response and further notes that the cited statement is preceded by six references to the “Board believes” or words of similar import.  The Company

Perry Hindin
Office of Mergers and Acquisitions

Division of Corporation Finance
Securities and Exchange Commission
August 15, 2011

believes that it is clear from the context that the reasons for the Board’s recommendation are based on the Board’s beliefs and not necessarily on matters of absolute fact.  The Company therefore does not believe that a reasonable investor could interpret the statement cited by the Staff as a matter of absolute fact but rather on the Board’s belief as to why the offer does not appropriately reflect the referenced benefits.  In addition, the Company notes that the cited statement includes the word “appropriately” which conveys an additional sense of belief and subjectivity.  In addition to the foregoing, the Board’s belief is supported by evidence of favorable industry conditions, including high industry operating rates, declining inventories, and demand returning to prerecession levels, all of which are expected to drive pricing trends significantly higher, as highlighted on slides 19-22 of the Company’s investor presentation dated 20-Jun-2011 titled “UPDATED Response to International Paper’s Unsolicited Proposal”, copies of which the Company is providing the Staff on a supplemental basis, as well as by the views of unaffiliated industry analysts, including those on slide 23 of the same investor presentation dated 20-Jun-2011, copies of which the Company is providing the Staff on a supplemental basis.

•         “We achieved approximately $10 million of the anticipated $100 million annual benefit from Box Plant Transformation II in 2010, and we estimate the remaining $90 million will be achieved over the course of 2011, 2012, and 2013.”   (page 20, emphasis added)

Response:  The Company has carefully reviewed the statement cited by the Staff.  The Company notes that the cited statement is also contained within the section of the Schedule 14D-9 titled “Reasons for Recommendation” and that the cited statement is preceded by numerous references to the “Board believes” or words of similar import.  In addition, the cited statement specifically provides that the numbers in the italicized text are Company estimates and not matters of fact.  The Company further notes that the section of the Schedule 14D-9 titled “Cautionary Statement on Forward-Looking Statements” specifically informs all readers that the word “estimate” indicates a forward-looking statement that is subject to assumptions, risks and uncertainties.  For the foregoing reasons, the Company does not believe that a reasonable investor would interpret the cited statement as a matter of fact.  The Company firmly believes in the soundness of these estimates and that, if achieved, the Company and its stockholders would realize significant benefits.  The Company has publicly stated that it intends to achieve these savings through the elimination of approximately 900 employee positions and the closing of 12 plants.  The Company is providing the Staff, on a supplemental basis, information on the impact of Box Plant Transformation II on Temple-Inland’s cost which can be found on slide 30 of the Company’s investor presentation dated 20-Jun-2011 titled “UPDATED Response to International Paper’s Unsolicited Proposal,” as well as certain comments from unaffiliated industry analysts that further support the soundness of the expectations highlighted in the cited statement.

•         “When we complete Box Plant Transformation II, we will have the lowest cost, most highly profitable corrugated packaging business in the industry.”  (page 21, emphasis added)

Perry Hindin
Office of Mergers and Acquisitions

Division of Corporation Finance
Securities and Exchange Commission
August 15, 2011

Response:  The Company has carefully reviewed the statement cited by the Staff and again notes that the cited statement is contained within the section of the Schedule 14D-9 titled “Reasons for Recommendation” and is preceded by numerous references to the “Board believes” or words of similar import.  In addition, the cited statement must be read in context with the two immediately following sentences, which include the words “confident in our ability to achieve” and “[w]e believe.” The Company further notes that the section of the Schedule 14D-9 titled “Cautionary Statement on Forward-Looking Statements specifically informs all readers that the word “will” indicates a forward-looking statement that is subject to assumptions, risks and uncertainties. In light of the context in which the cited statement was made, the multiple uses of the “Board believes” or words of similar import and the fact that the statement is clearly a forward-looking statement indicated by the use of the word “will,” the Company believes that it is clear to a reasonable investor that the cited statement is one of belief and not of fact.  In addition to foregoing, the Board’s belief is informed by information on return on assets, integration levels and cost position of Temple-Inland’s mill system and box plants which can be found on slides 7, 27, 28 and 30 of the Company’s investor presentation dated 20-Jun-2011 titled “UPDATED Response to International Paper’s Unsolicited Proposal”, copies of which the Company is providing the Staff on a supplemental basis.  These factors, taken together with the anticipated benefits of Box Plant Transformation II, support the Board’s belief that the Company will have the lowest cost, most highly profitable corrugated packaging business in the industry.

*          *          *

Perry Hindin
Office of Mergers and Acquisitions

Division of Corporation Finance
Securities and Exchange Commission
August 15, 2011

The Company has authorized us to advise the Staff that it acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         the Staff comments or changes to disclosure in response to Staff comments do not foreclose the   Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the   Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1378.

Very truly yours,

/S/ Benjamin M. Roth
Benjamin M. Roth

Cc:       Daniel A. Neff, Esq.
Wachtell, Lipton, Rosen & Katz

C. Morris Davis, Esq.

            General Counsel

            Temple-Inland Inc.

            Grant Adamson, Esq.

Chief Governance Officer
Temple-Inland Inc.